Exhibit 77(d)

ITEM 77D – Matters with Respect to Security Investments

(1)	On November 21, 2013, the Board of Trustees (“Board”) for Voya Multi-Manager Mid Cap Value Fund (formerly, ING Mid Cap Value Fund) approved a change with respect to the Fund’s sub-advisers adding LSV Asset Management (“LSV”) as an additional sub-adviser to the Fund along with a change to the Fund’s principal investment strategies, effective February 10, 2014. Effective February 10, 2014, the Fund’s principal investment strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of mid-capitalization companies. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy.

The sub-advisers define mid-capitalization companies as those companies with market capitalizations that fall within the collective range of companies within the Russell Midcap® Index and the S&P MidCap 400 Index at the time of purchase. Capitalization of companies in these indices will change with market conditions. As of June 28, 2013, this range was approximately $527.9 million to $21.5 billion.

The Fund focuses on securities that the sub-advisers believe are undervalued in the marketplace.

The Fund expects to invest primarily in securities of U.S.-based companies, but may also invest in securities of non-U.S. companies, including companies located in countries with emerging securities markets.

The Fund may also invest up to 20% of its net assets in real estate investment trusts (“REITs”).

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

LSV Asset Management (“LSV”), RBC Global Asset Management (U.S.) Inc. (“RBC GAM (US)”), and Wellington Management Company, LLP (“Wellington Management”) (each a “Sub-Adviser” and collectively “Sub-Advisers”) provide the day-to-day management of the Fund. The Sub-Advisers act independently of each other and use their own methodology for selecting investments. The Fund’s investment adviser will determine the amount of Fund assets allocated to each Sub-Adviser.

LSV Asset Management

LSV’s active investment strategy uses a quantitative investment model to evaluate and recommend investment decisions for the Fund in a bottom-up, contrarian value approach. The primary components of LSV’s quantitative model are:

•	indicators of fundamental undervaluation, such as low price-to-cash flow ratio or low price-to-earnings ratio,
•	indicators of past negative market sentiment, such as poor past stock price performance,
•	indicators of recent momentum, such as high recent stock price performance, and
•	control of incremental risk relative to the benchmark index.

All such indicators are measured relative to the overall universe of mid-cap companies.

RBC GAM (US)

RBC GAM (US) uses a disciplined, bottom-up approach to select stocks for the Fund’s portfolio with a focus on fundamental research and qualitative analysis. This analysis considers factors such as attractive and sustainable business fundamentals, financial strength, management strength, and low valuation.

Wellington Management

Wellington Management employs a contrarian approach to stock selection. The approach demands an emphasis on extensive research to identify stocks of companies that Wellington Management believes possess fundamentals that are not adequately reflected in the market price of their securities. Valuation techniques are a key component of the Wellington Management’s investment approach. Wellington Management’s determination of a stock’s value is based on three primary criteria: its issuer’s earnings power, growth potential, and price-to-earnings ratio. Wellington Management then selects the stocks whose issuers, in its opinion, have the most compelling blend of attractive valuation, a strong management team, and strong industry position.

Each Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.

(2)	On November 21, 2013, Voya Growth Opportunities Fund’s (formerly, ING Growth Opportunities Fund) Board approved changes to the Fund’s principal investment strategies in order for the Fund to focus on large-capitalization stocks, effective December 31, 2013. Effective December 31, 2013, the Fund’s principal investment strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the Fund invests primarily in common stocks of large-capitalization companies.

The Fund’s investment strategy uses a stock selection process that combines the discipline of quantitative screens with rigorous fundamental security analysis. The quantitative screens focus the fundamental analysis by identifying the stocks of companies with strong business momentum that demonstrate relative price strength, and have a perceived value not reflected in the current price. The objective of the fundamental analysis is to confirm the persistence of the company’s revenue and earnings growth, and validate the expectations for earnings estimate revisions, particularly relative to consensus estimates. A determination of reasonable valuation for individual securities is based on the judgment of the Sub-Adviser (“Sub-Adviser”).

For this Fund, large-capitalization companies are companies with market capitalizations which fall within the range of companies in the Russell 1000® Growth Index at the time of purchase. The market capitalization of companies within the Russell 1000® Growth Index will change with market conditions. The market capitalization of companies in the Russell 1000® Growth Index as of June 28, 2013 ranged from $1.7 billion to $372.2 billion.

The Fund may also invest in derivative instruments, which include, but are not limited to, index futures and options to hedge against market risk or to enhance returns. The Fund may also invest up to 25% of its assets in foreign securities.

The Fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended, and the rules, regulations, and exemptive orders thereunder (“1940 Act”).

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others. The Fund may lend portfolio securities on a short-term or long-term basis, up to 30% of its total assets.